Exhibit 99.25

Quantum eMotion Achieves ISO/IEC 27001 Cybersecurity Certification

MONTREAL, July 11th, 2024 –Quantum eMotion Corp. (QeM) (TSX-V: QNC; OTCMKTS: QNCCF) is proud to announce that it has obtained the prestigious ISO/IEC 27001:2022 certification, a significant milestone underscoring QeM’s commitment to information security and operational excellence. ISO 27001 cybersecurity certification is one of the most widely recognized, rigorous, and internationally accepted information security standards.

The scope of this certification encompasses Quantum eMotion’s security management of applications and systems for its quantum-based cybersecurity software and hardware solutions, including cryptographic solutions.

Abder Benrabah, VP Operations and Compliance of QeM, commented: “Achieving ISO/IEC 27001 certification is significant for several reasons. Firstly, it provides a systematic approach to managing sensitive company information, ensuring its security, and systematically identifying and managing information security risks. In terms of compliance, ISO 27001 assists in meeting legal, regulatory, and contractual obligations related to information security. Its international recognition simplifies compliance with various global laws and regulations.”

“We are thrilled to have achieved ISO 27001 cybersecurity certification, a critical milestone that can be time-consuming and expensive,” said Francis Bellido, CEO at QeM. “This certification is indispensable for our commercialization success, upholding the confidentiality, integrity, and availability of our information assets, and continuously enhancing our information security processes and products. In today’s digital age, trust is paramount, and ISO 27001 not only differentiates our organization from competitors but also opens new business opportunities. Many tenders and contracts, especially with governments or large enterprises, require ISO 27001 certification.”

Larry Moore, QeM’s CTO, added: “The ISO/IEC 27001 certification helps Quantum eMotion protect its information assets, comply with legal requirements, build customer trust, improve operational processes, and gain a competitive edge in the market. This milestone clearly indicates our ongoing commitment to excellence and proactive approach to information security management.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.